UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 6, 2023

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the UBS Switzerland AG audited standalone financial statements for the year ended 31 December 2022, which appear immediately following this page.

UBS Switzerland AG

  Standalone financial statements and regulatory

  Information for the year ended 31 December 2022

Table of contents

1	UBS Switzerland AG standalone financial statements (audited)

27	UBS Switzerland AG standalone regulatory information

UBS Switzerland AG standalone financial statements (audited)

Income statement
		For the year ended
CHF m	Note	31.12.22	31.12.21
Interest and discount income[1]		3,874	3,117
Interest and dividend income from financial investments		92	63
Interest expense[2]		(439)	(86)
Gross interest income		3,526	3,095
Credit loss (expense) / release	9	(35)	105
Net interest income		3,491	3,200
Fee and commission income from securities and investment business		3,602	3,812
Credit-related fees and commissions		199	188
Other fee and commission income		830	764
Fee and commission expense		(442)	(440)
Net fee and commission income		4,189	4,324
Net trading income	3	930	763
Net income from disposal of financial investments		7	1
Dividend income from investments in subsidiaries and other participations		13	14
Sundry ordinary income		197	207
Sundry ordinary expenses		(67)	(18)
Other income from ordinary activities		150	203
Total operating income		8,760	8,490
Personnel expenses	4	2,033	2,073
General and administrative expenses	5	3,267	3,298
Subtotal operating expenses		5,300	5,371
Depreciation and impairment of property, equipment and software	15	166	86
Changes in provisions for litigation, regulatory and similar matters, and other provisions		(9)	14
Total operating expenses		5,458	5,472
Operating profit		3,302	3,018
Tax expense / (benefit)	6	595	566
Net profit / (loss) for the period		2,707	2,452

1 Interest and discount income includes negative interest income on financial assets of CHF 40m and CHF 108m for the years ended 31 December 2022 and 31 December 2021, respectively.    2 Interest expense includes negative interest expense on financial liabilities of CHF 275m and CHF 358m for the years ended 31 December 2022 and 31 December 2021, respectively.

UBS Switzerland AG standalone financial statements (audited)                                                                                                                                          1

Balance sheet
CHF m	Note	31.12.22	31.12.21

Assets
Cash and balances at central banks		78,071	82,990
Due from banks	9	3,431	3,951
Receivables from securities financing transactions	7	835	4,958
Due from customers	8, 9	53,292	54,997
Mortgage loans	8, 9	164,136	159,569
Trading portfolio assets	10	1,744	1,833
Derivative financial instruments	11	1,404	1,901
Financial investments	12	9,728	9,030
Accrued income and prepaid expenses		436	236
Investments in subsidiaries and other participations	13, 14	106	96
Property, equipment and software	15	960	699
Other assets	16	1,516	395
Total assets		315,657	320,656
of which: subordinated assets		1	0

Liabilities
Due to banks		34,522	30,628
of which: total loss-absorbing capacity eligible		16,660	16,240
Payables from securities financing transactions	7	229	480
Due to customers		252,638	261,192
Trading portfolio liabilities	10	170	339
Derivative financial instruments	11	1,752	1,459
Loans from central mortgage institutions	23	8,305	8,624
Accrued expenses and deferred income		943	1,056
Other liabilities	16	1,384	1,872
Provisions	9	221	271
Total liabilities		300,164	305,919

Equity
Share capital	24	10	10
General reserve		11,354	11,354
of which: statutory capital reserve		11,354	11,354
of which: capital contribution reserve		11,354	11,354
Voluntary earnings reserve		1,423	921
Net profit / (loss) for the period		2,707	2,452
Total equity		15,493	14,736
Total liabilities and equity		315,657	320,656
of which: subordinated liabilities		16,689	16,254
of which: subject to mandatory conversion and / or debt waiver		16,689	16,254

UBS Switzerland AG standalone financial statements (audited)                                                                                                                                          2

Balance sheet (continued)
CHF m	31.12.22	31.12.21

Off-balance sheet items
Contingent liabilities, gross	9,510	10,706
Sub-participations	(657)	(1,101)
Contingent liabilities, net	8,852	9,605
of which: guarantees to third parties related to subsidiaries	17	16
of which: credit guarantees and similar instruments	4,057	3,886
of which: performance guarantees and similar instruments	2,539	2,448
of which: documentary credits	2,239	3,255
Irrevocable commitments, gross	16,625	17,444
Sub-participations	(3)	(3)
Irrevocable commitments, net	16,622	17,441
of which: loan commitments	15,740	16,545
of which: payment commitment related to deposit insurance	883	896
Forward starting transactions[1]	0	50
of which: reverse repurchase agreements	0	50
Liabilities for calls on shares and other equity instruments	55	50
1 Cash to be paid in the future by either UBS or the counterparty.

Off-balance sheet items

UBS Switzerland AG is jointly and severally liable for the combined value-added tax (VAT) liability of UBS entities that belong to the VAT group of UBS in Switzerland. This contingent liability is not included in the table above.

Swiss deposit insurance

Swiss banking law and the deposit insurance system require Swiss banks and securities dealers to jointly guarantee an amount of up to CHF 6bn for privileged client deposits in the event that a Swiss bank or securities dealer becomes insolvent. The Swiss Financial Market Supervisory Authority (FINMA) estimates the share of UBS Switzerland AG from 1 July 2022 to 31 December 2022 to be CHF 883m, which is reflected in the table above.

Joint and several liability

In June 2015, the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland were transferred from UBS AG to UBS Switzerland AG through an asset transfer in accordance with the Swiss Merger Act. Under the Swiss Merger Act, UBS AG assumed joint and several liability for obligations existing on the asset transfer date, i.e., 14 June 2015, that were transferred to UBS Switzerland AG.

Similarly, under the terms of the asset transfer agreement, UBS Switzerland AG assumed joint and several liability for approximately CHF 325bn of contractual obligations of UBS AG existing on the asset transfer date, excluding the collateralized portion of secured contractual obligations and covered bonds. UBS Switzerland AG has no liability for new obligations incurred by UBS AG after the asset transfer date. The joint and several liability amount decreases as obligations mature, terminate or are novated following the asset transfer date.

As of 31 December 2022, the joint and several liability of UBS Switzerland AG for contractual obligations of UBS AG amounted to CHF 4bn, compared with CHF 5bn as of 31 December 2021. As of 31 December 2022, the probability of an outflow under this joint and several liability was assessed to be remote and, as a result, the table above does not include any exposures arising under this joint and several liability.

UBS Switzerland AG standalone financial statements (audited)                                                                                                                                          3

Statement of changes in equity
CHF m	Share capital	Statutory capital reserve	Voluntary earnings reserve	Net profit / (loss) for the period	Total equity
Balance as of 1 January 2022	10	11,354	921	2,452	14,736
Dividend distribution				(1,950)	(1,950)
Appropriation to voluntary earnings reserve			502	(502)	0
Net profit / (loss) for the period				2,707	2,707
Balance as of 31 December 2022	10	11,354	1,423	2,707	15,493

Statement of proposed appropriation of total profit and dividend distribution

The Board of Directors proposes that the Annual General Meeting of Shareholders (the AGM) on 4 April 2023 approve the appropriation of total profit and an ordinary dividend distribution of CHF 2,700m out of the total profit as follows:

For the year ended
CHF m	31.12.22
Net profit for the period	2,707
Profit / (loss) carried forward	0
Total profit available for appropriation	2,707

Appropriation of total profit
Appropriation to voluntary earnings reserve	(7)
Dividend distribution	(2,700)
Profit / (loss) carried forward	0

UBS Switzerland AG standalone financial statements (audited)                                                                                                                                          4

Note 1  Name, legal form and registered office

UBS Switzerland AG is incorporated and domiciled in Switzerland and operates under Art. 620 et seq. of the Swiss Code of Obligations and Swiss banking law as an Aktiengesellschaft, a corporation limited by shares. Its registered office is at Bahnhofstrasse 45, CH-8001 Zurich, Switzerland. UBS Switzerland AG is 100% owned by UBS AG.

Note 2  Accounting policies

a) Significant accounting policies

UBS Switzerland AG standalone financial statements are prepared in accordance with Swiss GAAP (the FINMA Accounting Ordinance, FINMA Circular 2020/1 “Accounting – banks” and the Banking Ordinance) and represent “reliable assessment statutory standalone financial statements.” The accounting policies are principally the same as for the consolidated financial statements of UBS Group AG outlined in Note 1 to the consolidated financial statements of UBS Group AG included in the UBS Group AG Annual Report 2022. Major differences between the Swiss GAAP requirements and International Financial Reporting Standards (IFRS) are described in Note 33 to the consolidated financial statements of UBS Group AG. The functional currency of UBS Switzerland AG is the Swiss franc. The significant accounting policies applied for the standalone financial statements of UBS Switzerland AG are discussed below.

›    Refer to the UBS Group AG Annual Report 2022 for more information

Risk management

UBS Switzerland AG is fully integrated into the Group-wide risk management process described in the audited part of the “Risk management and control” section of the UBS Group AG Annual Report 2022.

Further information about the use of derivative instruments and hedge accounting is provided in Notes 1 and 10 to the consolidated financial statements of UBS Group AG.

›    Refer to the UBS Group AG Annual Report 2022 for more information

Compensation policy

The compensation structure and processes of UBS Switzerland AG conform to the compensation principles and framework of UBS Group AG. For detailed information refer to the Compensation Report of UBS Group AG.

›    Refer to the UBS Group AG Annual Report 2022 for more information

Deferred compensation

UBS Group AG is the grantor of the majority of UBS’s deferred compensation plans. Expenses for awards granted under such plans to UBS Switzerland AG employees are charged by UBS Group AG to UBS Switzerland AG.

›    Refer to Note 27 of the UBS Group AG consolidated financial statements in the UBS Group AG Annual Report 2022 for more information

Foreign currency translation

Transactions denominated in foreign currency are translated into Swiss francs at the spot exchange rate on the date of the transaction. At the balance sheet date, all monetary assets and liabilities, as well as equity instruments recorded in Trading portfolio assets and Financial investments, denominated in foreign currency are translated into Swiss francs using the closing exchange rate. Non-monetary items measured at historic cost are translated at the spot exchange rate on the date of the transaction. All currency translation effects are recognized in the income statement.

The main currency translation rates used by UBS Switzerland AG are provided in Note 32 to the consolidated financial statements of UBS Group AG.

›    Refer to the UBS Group AG Annual Report 2022 for more information

UBS Switzerland AG standalone financial statements (audited)                                                                                                                                          5

Note 2  Accounting policies (continued)

Group-internal funding

UBS Switzerland AG obtains funding from UBS AG in the form of loans that qualify as going concern additional tier 1 capital and as gone concern loss-absorbing capacity at the UBS Switzerland AG standalone level.

Where such Group-internal funding is eligible to meet the requirements for total loss-absorbing capacity (TLAC) at the level of UBS Switzerland AG, the aggregate amount of the respective obligations is separately disclosed on the balance sheet. For those TLAC instruments that are eligible to meet the going concern capital requirements (i.e., are subordinated and subject to mandatory conversion and / or debt waiver, as explained below), the aggregate corresponding amounts are disclosed on the balance sheet.

Obligations of UBS Switzerland AG arising from Group-internal funding it has received are presented as Due to banks and measured at amortized cost.

Subordinated assets and liabilities

Subordinated assets are composed of claims that, based on an irrevocable written declaration, in the event of liquidation, bankruptcy or composition concerning the debtor, rank after the claims of all other creditors and may not be offset against amounts payable to the debtor nor be secured by its assets. Subordinated liabilities are composed of corresponding obligations.

Subordinated assets and liabilities that contain a point-of-non-viability clause in accordance with Swiss capital requirements pursuant to Art. 29 and 30 of the Capital Adequacy Ordinance are disclosed as being Subject to mandatory conversion and / or debt waiver and provide for the claim or the obligation to be written off or converted into equity in the event that the issuing bank reaches a point of non-viability.

Services received from and provided to Group entities

UBS Switzerland AG receives services from UBS Business Solutions AG, the main Group service company, mainly relating to Group Technology, Group Operations and Group Corporate Services, as well as certain other services from other Group entities. UBS Switzerland AG provides services to Group entities mainly relating to the distribution of security and investment products. Services received from and provided to Group entities are settled in cash as hard cost transfers or hard revenue transfers paid or received.

When the nature of the underlying transaction between UBS Switzerland AG and the Group entity contains a single, clearly identifiable service element, related income and expenses are presented in the respective income statement line item, e.g., Fee and commission income from securities and investment business, Other fee and commission income, Fee and commission expense, Net trading income or  General and administrative expenses. To the extent the nature of the underlying transaction contains various service elements and is not clearly attributable to a particular income statement line item, related income and expenses are presented in Sundry ordinary income and Sundry ordinary expenses.

›    Refer to Note 5 for more information

Post-employment benefit plans

Swiss GAAP permit the use of IFRS or Swiss accounting standards for post-employment benefit plans, with the election made on a plan-by-plan basis.

UBS Switzerland AG has elected to apply Swiss GAAP (FER 16) for its pension plan. The requirements of Swiss GAAP are better aligned with the specific nature of Swiss pension plans, which are hybrid in that they combine elements of defined contribution and defined benefit plans but are treated as defined benefit plans under IFRS. Swiss GAAP (FER 16) require that the employer contributions to the pension fund are recognized as Personnel expenses in the income statement. The employer contributions to the Swiss pension fund are determined as a percentage of contributory compensation. Furthermore, Swiss GAAP (FER 16) require an assessment as to whether, based on the financial statements of the pension fund prepared in accordance with Swiss accounting standards (FER 26), an economic benefit to, or obligation of, UBS Switzerland AG arises from the pension fund and is recognized in the balance sheet when conditions are met. Conditions for recording a pension asset or liability would be met if, for example, an employer contribution reserve is available or UBS Switzerland AG is required to contribute to the reduction of a pension deficit (on an FER 26 basis).

›    Refer to Note 25 for more information

Deferred taxes

Deferred tax assets are not recognized in UBS Switzerland AG’s standalone financial statements. However, deferred tax liabilities may be recognized for taxable temporary differences. Changes in the deferred tax liability balance are recognized in the income statement.

UBS Switzerland AG standalone financial statements (audited)                                                                                                                                          6

Note 2  Accounting policies (continued)

Allowances and provisions for expected credit losses

UBS Switzerland AG is required to apply an expected credit loss (ECL) approach for non-impaired financial instruments in its standalone financial statements in addition to the approach for impaired financial instruments.

For the substantial majority of non-impaired exposures within the scope of the Swiss GAAP ECL requirements, UBS Switzerland AG has chosen to apply the IFRS ECL approach that is applied in the UBS Group AG consolidated financial statements for its standalone financial statements. These exposures include all financial assets measured at amortized cost under both Swiss GAAP and IFRS, fee and lease receivables, guarantees, irrevocable loan commitments, revolving revocable credit lines and forward starting reverse repurchase and securities borrowing agreements. Further information about the ECL approach under IFRS is provided in Note 1 to the consolidated financial statements of UBS Group AG.

UBS applies a single definition of default for credit risk management purposes, regulatory reporting and ECL, with a counterparty classified as defaulted based on quantitative and qualitative criteria.

›    Refer to ‘’Credit policies for distressed assets’’ in the ‘’Risk management and control’’ section of the UBS Group AG Annual Report 2022 for more information

An allowance for credit losses is reported as a decrease in the carrying amount of a financial asset. For an off-balance sheet item, such as a commitment, a provision for credit losses is reported in Provisions. Changes to allowances and provisions for credit losses are recognized in Credit loss (expense) / release.

›    Refer to Note 9 for more information

Dispensations in the standalone financial statements

As UBS Switzerland AG has no listed shares outstanding and is within the scope of the UBS Group AG consolidated financial statements prepared in accordance with IFRS, UBS Switzerland AG is exempt from various disclosures in the standalone financial statements. The dispensations include the management report and the statement of cash flows. As the UBS Group AG consolidated financial statements are presented in US dollars, UBS Switzerland AG provides certain notes disclosures that would otherwise be covered by the disclosure dispensation, i.e., Notes 13, 14, 15, 18, 19, 20, 22 and 23.

b) Changes in accounting policies

There were no significant changes in accounting policies during 2022.

UBS Switzerland AG standalone financial statements (audited)                                                                                                                                          7

Note 3a  Net trading income by business

	For the year ended
CHF m	31.12.22	31.12.21
Global Wealth Management	453	410
Personal & Corporate Banking	469	398
Other business divisions and Group Functions	8	(45)
Total net trading income	930	763

Note 3b  Net trading income by underlying risk category

	For the year ended
CHF m	31.12.22	31.12.21
Interest rate instruments (including funds)	44	(40)
Foreign exchange instruments	857	773
Equity instruments (including funds)	(1)	(1)
Credit instruments	1	(1)
Precious metals / commodities	28	32
Total net trading income	930	763

Note 4  Personnel expenses

	For the year ended
CHF m	31.12.22	31.12.21
Salaries	1,176	1,224
Variable compensation – performance awards	381	362
Variable compensation – other	28	18
Contractors	2	2
Social security	104	108
Post-employment benefit plans	299	320
Other personnel expenses	43	40
Total personnel expenses	2,033	2,073

As of 31 December 2022, UBS Switzerland AG employed 8,838 personnel (31 December 2021: 8,930) on a full-time equivalent basis.

Note 5  General and administrative expenses

	For the year ended
CHF m	31.12.22	31.12.21
Real estate	2	2
IT expenses	4	3
Market data services	33	32
Marketing and communication	78	58
Travel and entertainment	27	14
Fees to audit firms	8	8
of which: financial and regulatory audits	7	8
of which: audit-related services	1	0
Other professional fees	44	49
Outsourcing costs	152	149
Other general and administrative expenses	2,919	2,984
of which: shared services costs charged by UBS Group AG and subsidiaries in the UBS Group	2,781	2,841
Total general and administrative expenses	3,267	3,298

UBS Switzerland AG standalone financial statements (audited)                                                                                                                                          8

Note 6  Taxes

	For the year ended
CHF m	31.12.22	31.12.21
Income tax expense / (benefit)	590	548
of which: current	590	548
Capital tax	5	19
Total tax expense / (benefit)	595	566

For 2022, the average tax rate, defined as income tax expense divided by the sum of operating profit and extraordinary income minus extraordinary expenses and capital tax, was 17.9% (2021: 18.3%).

Note 7  Securities financing transactions

CHF bn	31.12.22	31.12.21

On-balance sheet
Receivables from securities financing transactions, gross	2.9	8.6
Netting of securities financing transactions	(2.0)	(3.6)
Receivables from securities financing transactions, net	0.8	5.0
Payables from securities financing transactions, gross	2.2	4.1
Netting of securities financing transactions	(2.0)	(3.6)
Payables from securities financing transactions, net	0.2	0.5
Assets pledged as collateral in connection with securities financing transactions	6.9	6.5
of which: financial investments	6.9	6.5
of which: assets that may be sold or repledged by counterparties	1.9	3.0

Off-balance sheet
Fair value of assets received as collateral in connection with securities financing transactions	69.2	83.0
of which: repledged	66.8	73.0
of which: sold in connection with short sale transactions	0.2	0.3

Note 8a  Collateral for loans and off-balance sheet transactions

	31.12.22					31.12.21
	Secured			Unsecured	Total	Secured			Unsecured	Total
	Secured by collateral		Secured by other credit enhancements[2]			Secured by collateral		Secured by other credit enhancements[2]
CHF m	Real estate	Other collateral[1]				Real estate	Other collateral[1]

On-balance sheet
Due from customers, gross	1,515	36,446	2,462	13,346	53,768	1,561	39,147	2,920	11,863	55,491
Mortgage loans, gross	164,263				164,263	159,678				159,678
of which: residential mortgages	141,733				141,733	137,895				137,895
of which: office and business premises mortgages	9,652				9,652	9,347				9,347
of which: industrial premises mortgages	2,758				2,758	2,783				2,783
of which: other mortgages	10,120				10,120	9,653				9,653
Total on-balance sheet, gross	165,778	36,446	2,462	13,346	218,031	161,239	39,147	2,920	11,863	215,169
Allowances	(128)	(20)	0	(456)	(603)	(110)	(18)	0	(475)	(603)
Total on-balance sheet, net	165,650	36,426	2,462	12,890	217,428	161,129	39,129	2,920	11,387	214,566

Off-balance sheet
Contingent liabilities, gross	140	2,635	830	5,905	9,510	152	2,997	1,298	6,260	10,706
Irrevocable commitments, gross	852	482	838	14,453	16,625	1,223	2,133	1,514	12,573	17,444
Forward starting reverse repurchase and securities borrowing transactions	0	0	0	0	0	0	50	0	0	50
Liabilities for calls on shares and other equities				55	55				50	50
Total off-balance sheet	992	3,116	1,668	20,414	26,190	1,375	5,180	2,812	18,883	28,250
1 Includes but is not limited to deposits, securities, life insurance contracts, inventory, accounts receivable, patents and copyrights. 2 Includes credit default swaps and guarantees.

UBS Switzerland AG standalone financial statements (audited)                                                                                                                                          9

Note 8b  Impaired financial instruments

	31.12.22				31.12.21
CHF m	Gross impaired financial instruments	Allowances and provisions	Estimated liquidation proceeds of collateral	Net impaired financial instruments	Gross impaired financial instruments	Allowances and provisions	Estimated liquidation proceeds of collateral	Net impaired financial instruments
Amounts due from banks	0	0	0	0	1	0	0	1
Amounts due from customers	819	380	300	139	922	421	399	102
Mortgage loans	497	0	497	0	551	0	551	0
Guarantees and loan commitments	178	23	66	89	263	13	104	147
Total impaired financial instruments	1,495	403	863	228	1,738	434	1,054	250

Note 9a  Allowances

CHF m	Balance as of 31.12.21	Increase recognized in the income statement	Release recognized in the income statement	Write-offs	Recoveries and past due interest	Reclassifications	Foreign currency translation	Balance as of 31.12.22
Default risk relating to on-balance sheet exposures	610	138	(99)	(44)	16	(11)	(1)	609
of which: incurred credit losses	421	97	(99)	(44)	16	(11)	(1)	380
of which: expected credit losses	189	41					0	229
Total allowances	610	138	(99)	(44)	16	(11)	(1)	609

Note 9b  Provisions

CHF m	Balance as of 31.12.21	Increase recognized in the income statement	Release recognized in the income statement	Provisions used in conformity with designated purpose	Recoveries	Reclassifications	Foreign currency translation	Balance as of 31.12.22
Default risk related to off-balance sheet items and credit lines	106	0	(4)	0	0	11	0	113
of which: incurred credit losses	13	0	0	0	0	11	0	23
of which: expected credit losses	93	0	(4)	0	0	0	0	89
Operational risks	4	2	(1)	(2)	0	0	0	4
Litigation, regulatory and similar matters[1]	90	8	(18)	(41)	1	0	0	40
Restructuring	35	52	(6)	(53)	0	0	0	28
Employee benefits	18	1	(1)	0	0	0	0	17
Other	19	4	(3)	0	0	0	0	20
Total provisions	271	67	(32)	(97)	1	11	0	221
1 Includes provisions for litigation resulting from security risks.

UBS Switzerland AG standalone financial statements (audited)                                                                                                                                          10

Note 9c  Development of allowance for credit losses

CHF m	Total	Stage 1	Stage 2	Stage 3
Balance as of 31 December 2021	(715)	(127)	(154)	(434)
Net movement from new and derecognized transactions[1]	(10)	(15)	5	0
of which: Private clients with mortgages	(1)	(1)	0	0
of which: Real estate financing	(1)	(3)	2	0
of which: Large corporate clients	(4)	(4)	0	0
of which: SME clients	(2)	(2)	0	0
of which: Financial intermediaries and hedge funds	0	(2)	2	0
of which: Other	(3)	(3)	0	0
Remeasurements with stage transfers[2]	(24)	5	(1)	(28)
of which: Private clients with mortgages	(2)	3	(5)	0
of which: Real estate financing	7	(1)	8	0
of which: Large corporate clients	(7)	2	(2)	(6)
of which: SME clients	(22)	2	(2)	(21)
of which: Financial intermediaries and hedge funds	0	0	0	0
of which: Other	0	0	0	0
Remeasurements without stage transfers[3]	(11)	(15)	(25)	29
of which: Private clients with mortgages	(26)	(1)	(25)	0
of which: Real estate financing	12	2	9	0
of which: Large corporate clients	3	(6)	1	8
of which: SME clients	(2)	(10)	(8)	16
of which: Financial intermediaries and hedge funds	(2)	(2)	0	0
of which: Other	4	1	(2)	5
Model changes[4]	10	10	0	0
Movements with profit or loss impact[5]	(35)	(15)	(22)	1
Movements without profit or loss impact (write-off, FX and other)[6]	29	0	0	29
Balance as of 31 December 2022	(722)	(142)	(176)	(403)

1 Represents the increase and decrease in allowances and provisions resulting from financial instruments (including guarantees and facilities) that were newly originated, purchased or renewed and from the final derecognition of loans or facilities on their maturity date or earlier.    2 Represents the remeasurement between 12-month and lifetime ECL due to stage transfers.    3 Represents the change in allowances and provisions related to changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions, changes in the exposure profile, PD and LGD changes, and unwinding of the time value.    4 Represents the change in the allowances and provisions related to changes in models and methodologies.    5 Includes ECL movements from new and derecognized transactions, remeasurement changes, model and methodology changes.    6 Represents the decrease in allowances and provisions resulting from write-offs of the ECL allowance against the gross carrying amount when all or part of a financial asset is deemed uncollectible or forgiven and movements in foreign exchange rates.

CHF m	Total	Stage 1	Stage 2	Stage 3
Balance as of 31 December 2020	(825)	(127)	(219)	(480)
Net movement from new and derecognized transactions[1]	(53)	(52)	(1)	0
of which: Private clients with mortgages	(4)	(5)	1	0
of which: Real estate financing	(3)	(7)	4	0
of which: Large corporate clients	(14)	(12)	(2)	0
of which: SME clients	(7)	(6)	(1)	0
of which: Financial intermediaries and hedge funds	(20)	(16)	(4)	0
of which: Other	(4)	(5)	1	0
Remeasurements with stage transfers[2]	(29)	5	(1)	(33)
of which: Private clients with mortgages	(4)	4	(8)	0
of which: Real estate financing	(3)	1	(4)	0
of which: Large corporate clients	4	(2)	6	0
of which: SME clients	(26)	4	4	(33)
of which: Financial intermediaries and hedge funds	2	(1)	3	0
of which: Other	(1)	0	(1)	0
Remeasurements without stage transfers[3]	175	40	60	74
of which: Private clients with mortgages	32	5	20	6
of which: Real estate financing	25	11	10	4
of which: Large corporate clients	31	7	17	6
of which: SME clients	47	0	1	46
of which: Financial intermediaries and hedge funds	24	13	11	0
of which: Other	16	3	1	12
Model changes[4]	12	7	5	0
Movements with profit or loss impact[5]	105	0	64	41
Movements without profit or loss impact (write-off, FX and other)[6]	5	0	0	5
Balance as of 31 December 2021	(715)	(127)	(154)	(434)

1 Represents the increase and decrease in allowances and provisions resulting from financial instruments (including guarantees and facilities) that were newly originated, purchased or renewed and from the final derecognition of loans or facilities on their maturity date or earlier.    2 Represents the remeasurement between 12-month and lifetime ECL due to stage transfers.    3 Represents the change in allowances and provisions related to changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions, changes in the exposure profile, PD and LGD changes, and unwinding of the time value.    4 Represents the change in the allowances and provisions related to changes in models and methodologies.    5 Includes ECL movements from new and derecognized transactions, remeasurement changes, model and methodology changes.    6 Represents the decrease in allowances and provisions resulting from write-offs of the ECL allowance against the gross carrying amount when all or part of a financial asset is deemed uncollectible or forgiven and movements in foreign exchange rates.

UBS Switzerland AG standalone financial statements (audited)                                                                                                                                          11

Note 9d  Balance sheet and off-balance sheet positions subject to ECL

CHF m	31.12.22
	Carrying amount[1]				ECL allowances
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	78,071	78,071	0	0	0	0	0	0
Due from banks	3,431	3,430	0	0	(5)	(4)	0	0
Receivables from securities financing transactions	835	835	0	0	0	0	0	0
Due from customers	53,292	50,493	2,360	439	(476)	(57)	(39)	(380)
Mortgage loans	164,136	153,693	9,946	497	(127)	(19)	(109)	0
Accrued income and prepaid expenses	436	433	1	2	0	0	0	0
Other assets[2]	953	953	0	0	(1)	(1)	0	0
Total on-balance sheet financial assets within the scope of ECL	301,153	287,907	12,308	938	(609)	(81)	(148)	(380)

	Total exposure				ECL provisions
Off-balance sheet (within the scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Contingent liabilities, gross	9,510	8,342	1,075	92	(41)	(11)	(7)	(23)
Irrevocable commitments, gross	16,625	16,012	557	55	(35)	(21)	(14)	0
Forward starting transactions (SFT)	0	0	0	0	0	0	0	0
Other Credit Lines	22,891	21,595	1,267	29	(34)	(27)	(7)	0
Irrevocable committed prolongation of existing loans	4,341	4,252	87	2	(2)	(2)	0	0
Total off-balance sheet financial instruments and other credit lines within the scope of ECL	53,367	50,202	2,986	178	(113)	(61)	(28)	(23)
Total allowances and provisions					(722)	(142)	(176)	(403)

1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.    2 Includes Settlement and clearing accounts and Other. Refer to Note 16a for more information.

CHF m	31.12.21
	Carrying amount[1]				ECL allowances
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	82,990	82,990	0	0	0	0	0	0
Due from banks	3,951	3,926	24	1	(6)	(6)	(1)	0
Receivables from securities financing transactions	4,958	4,958	0	0	0	0	0	0
Due from customers	54,997	52,353	2,143	501	(494)	(42)	(31)	(421)
Mortgage loans	159,569	149,761	9,257	551	(110)	(18)	(92)	0
Accrued income and prepaid expenses	236	234	1	1	0	0	0	0
Other assets[2]	376	376	0	0	0	0	0	0
Total on-balance sheet financial assets within the scope of ECL	307,077	294,597	11,425	1,054	(610)	(66)	(123)	(421)

	Total exposure				ECL provisions
Off-balance sheet (within the scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Contingent liabilities, gross	10,706	9,716	862	127	(34)	(15)	(7)	(13)
Irrevocable commitments, gross	17,444	16,584	822	39	(37)	(21)	(17)	0
Forward starting transactions (SFT)	50	50	0	0	0	0	0	0
Other Credit Lines	23,634	21,779	1,802	53	(31)	(24)	(8)	0
Irrevocable committed prolongation of existing loans	5,116	5,039	33	44	(3)	(2)	0	0
Total off-balance sheet financial instruments and other credit lines within the scope of ECL	56,949	53,168	3,518	263	(106)	(62)	(31)	(13)
Total allowances and provisions					(715)	(127)	(154)	(434)

1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.    2 Includes components of Settlement and clearing accounts and Other within the scope of ECL. Refer to Note 16a for more information.

UBS Switzerland AG standalone financial statements (audited)                                                                                                                                          12

Note 9e  Financial assets subject to credit risk by rating category

Financial assets subject to credit risk by rating category
CHF m	31.12.22
Rating category	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total gross carrying amount	ECL allowances	Net carrying amount (maximum exposure to credit risk)
Financial instruments measured at amortized cost
Cash and balances at central banks	78,071	0	0	0	0	0	78,071	0	78,071
of which: stage 1	78,071	0	0	0	0	0	78,071	0	78,071
Due from banks	5	1,986	376	724	344	0	3,436	(5)	3,431
of which: stage 1	5	1,986	376	724	344	0	3,435	(4)	3,430
of which: stage 2	0	0	0	0	1	0	1	0	0
of which: stage 3	0	0	0	0	0	0	0	0	0
Receivables from securities financing transactions	218	238	368	11	0	0	835	0	835
of which: stage 1	218	238	368	11	0	0	835	0	835
Due from customers	607	35,789	7,111	5,610	3,832	819	53,768	(476)	53,292
of which: stage 1	607	35,458	6,807	4,635	3,044	0	50,550	(57)	50,493
of which: stage 2	0	331	304	975	788	0	2,399	(39)	2,360
of which: stage 3	0	0	0	0	0	819	819	(380)	439
Mortgage loans	1,290	65,849	43,703	40,302	12,622	497	164,263	(127)	164,136
of which: stage 1	1,290	65,272	42,424	35,677	9,048	0	153,711	(19)	153,693
of which: stage 2	0	577	1,279	4,625	3,574	0	10,055	(109)	9,946
of which: stage 3	0	0	0	0	0	497	497	0	497
Accrued income and prepaid expenses	80	20	11	240	84	2	436	0	436
of which: stage 1	80	19	10	239	83	0	433	0	433
of which: stage 2	0	0	0	0	1	0	1	0	1
of which: stage 3	0	0	0	0	0	2	2	0	2
Other assets	450	108	8	387	2	0	954	(1)	953
of which: stage 1	450	108	8	387	2	0	954	(1)	953
of which: stage 2	0	0	0	0	0	0	0	0	0
of which: stage 3	0	0	0	0	0	0	0	0	0
Total in scope of ECL assets / ECL amounts by stages	80,721	103,990	51,576	47,274	16,884	1,318	301,762	(609)	301,153

Off-balance sheet positions and other credit lines subject to expected credit loss by rating category
CHF m	31.12.22
Rating category	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total off- balance sheet exposure (maximum exposure to credit risk)	ECL provisions
Off-balance sheet (within the scope of ECL)
Contingent liabilities, gross	109	2,656	3,323	2,564	765	92	9,510	(41)
of which: stage 1	109	2,643	3,275	1,829	487	0	8,342	(11)
of which: stage 2	0	14	48	735	279	0	1,075	(7)
of which: stage 3	0	0	0	0	0	92	92	(23)
Irrevocable commitments, gross	378	7,400	3,717	3,943	1,132	55	16,625	(35)
of which: stage 1	378	7,397	3,669	3,624	945	0	16,012	(21)
of which: stage 2	0	2	49	319	187	0	557	(14)
of which: stage 3	0	0	0	0	0	55	55	0
Forward starting transactions (securities financing transactions)	0	0	0	0	0	0	0	0
of which: stage 1	0	0	0	0	0	0	0	0
Credit lines	2,165	7,076	7,182	5,855	584	29	22,891	(34)
of which: stage 1	2,165	6,452	6,982	5,517	480	0	21,595	(27)
of which: stage 2	0	625	201	338	104	0	1,267	(7)
of which: stage 3	0	0	0	0	0	29	29	0
Irrevocable committed prolongation of existing loans	7	1,796	1,376	798	362	2	4,341	(2)
of which: stage 1	7	1,795	1,304	795	352	0	4,252	(2)
of which: stage 2	0	1	72	4	10	0	87	0
of which: stage 3	0	0	0	0	0	2	2	0
Total off-balance sheet financial instruments and credit lines	2,659	18,927	15,599	13,159	2,843	178	53,367	(113)

›    Refer to Note 9 of the UBS Group AG consolidated financial statements in the UBS Group AG Annual Report 2022 for more information about ECL in accordance with IFRS

UBS Switzerland AG standalone financial statements (audited)                                                                                                                                          13

Note 9e  Financial assets subject to credit risk by rating category (continued)

Financial assets subject to credit risk by rating category
CHF m	31.12.21
Rating category	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total gross carrying amount	ECL allowances	Net carrying amount (maximum exposure to credit risk)
Financial instruments measured at amortized cost
Cash and balances at central banks	82,990	0	0	0	0	0	82,990	0	82,990
of which: stage 1	82,990	0	0	0	0	0	82,990	0	82,990
Due from banks	8	2,358	699	448	443	1	3,957	(6)	3,951
of which: stage 1	8	2,358	677	448	441	0	3,931	(6)	3,926
of which: stage 2	0	0	22	0	2	0	24	(1)	24
of which: stage 3	0	0	0	0	0	1	1	0	1
Receivables from securities financing transactions	1,068	11	1,485	2,394	0	0	4,958	0	4,958
of which: stage 1	1,068	11	1,485	2,394	0	0	4,958	0	4,958
Due from customers	590	38,789	6,654	4,095	4,441	922	55,491	(494)	54,997
of which: stage 1	590	38,538	6,361	3,176	3,730	0	52,395	(42)	52,353
of which: stage 2	0	251	293	919	711	0	2,174	(31)	2,143
of which: stage 3	0	0	0	0	0	922	922	(421)	501
Mortgage loans	1,068	64,499	41,925	38,726	12,910	551	159,678	(110)	159,569
of which: stage 1	1,068	63,916	40,839	34,361	9,595	0	149,779	(18)	149,761
of which: stage 2	0	583	1,086	4,364	3,315	0	9,348	(92)	9,257
of which: stage 3	0	0	0	0	0	551	551	0	551
Accrued income and prepaid expenses	31	14	9	172	9	1	236	0	236
of which: stage 1	31	14	9	171	8	0	234	0	234
of which: stage 2	0	0	0	0	1	0	1	0	1
of which: stage 3	0	0	0	0	0	1	1	0	1
Other assets	5	55	6	308	1	0	376	0	376
of which: stage 1	5	55	6	308	1	0	376	0	376
of which: stage 2	0	0	0	0	0	0	0	0	0
of which: stage 3	0	0	0	0	0	0	0	0	0
Total in scope of ECL assets / ECL amounts by stages	85,761	105,726	50,779	46,142	17,804	1,475	307,687	(610)	307,077

Off-balance sheet positions and credit lines subject to expected credit loss by rating category
CHF m	31.12.21
Rating category	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total off- balance sheet exposure (maximum exposure to credit risk)	ECL provisions
Off-balance sheet (within the scope of ECL)
Contingent liabilities, gross	102	2,595	3,892	3,278	710	127	10,706	(34)
of which: stage 1	102	2,592	3,793	2,660	568	0	9,716	(15)
of which: stage 2	0	3	99	619	142	0	862	(7)
of which: stage 3	0	0	0	0	0	127	127	(13)
Irrevocable commitments, gross	784	7,255	4,038	4,102	1,226	39	17,444	(37)
of which: stage 1	784	7,255	4,015	3,339	1,191	0	16,584	(21)
of which: stage 2	0	0	23	763	35	0	822	(17)
of which: stage 3	0	0	0	0	0	39	39	0
Forward starting transactions (securities financing transactions)	0	0	50	0	0	0	50	0
of which: stage 1	0	0	50	0	0	0	50	0
Credit lines	2,472	7,155	7,082	6,054	818	53	23,634	(31)
of which: stage 1	2,472	6,871	6,901	4,972	564	0	21,779	(24)
of which: stage 2	0	284	181	1,082	254	0	1,802	(8)
of which: stage 3	0	0	0	0	0	53	53	0
Irrevocable committed prolongation of existing loans	16	2,223	1,297	987	549	44	5,116	(3)
of which: stage 1	16	2,223	1,297	986	518	0	5,039	(2)
of which: stage 2	0	0	0	1	31	0	33	0
of which: stage 3	0	0	0	0	0	44	44	0
Total off-balance sheet financial instruments and credit lines	3,374	19,229	16,359	14,422	3,303	263	56,949	(106)

UBS Switzerland AG standalone financial statements (audited)                                                                                                                                          14

Note 10  Trading portfolio and other financial instruments measured at fair value

CHF m	31.12.22	31.12.21

Assets
Trading portfolio assets	1,744	1,833
of which: debt instruments[1]	82	41
of which: listed	50	26
of which: equity instruments	78	31
of which: precious metals and other physical commodities	1,584	1,762
Total assets measured at fair value	1,744	1,833
of which: fair value derived using a valuation model	103	56
of which: securities eligible for repurchase transactions in accordance with liquidity regulations[2]	17	15

Liabilities
Trading portfolio liabilities	170	339
of which: debt instruments[1]	80	210
of which: listed	69	101
of which: equity instruments	90	129
Total liabilities measured at fair value	170	339
of which: fair value derived using a valuation model	146	286
1 Includes money market paper. 2 Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank or other central banks.

Note 11  Derivative instruments

	31.12.22			31.12.21
CHF m, except where indicated	Derivative financial assets	Derivative financial liabilities	Total notional values (CHF bn)	Derivative financial assets	Derivative financial liabilities	Total notional values (CHF bn)
Interest rate contracts
Forwards[1]	35	35	8	29	25	8
Swaps	2,314	2,484	129	1,466	1,140	178
of which: designated in hedge accounting relationships	1,141	1,564	32	443	178	36
Over-the-counter (OTC) options	96	82	5	61	61	5
Total	2,445	2,601	142	1,556	1,225	191
Foreign exchange contracts
Forwards	525	506	40	300	286	31
Interest and currency swaps	1,531	1,616	136	948	1,152	180
Over-the-counter (OTC) options	268	267	30	149	149	27
Total	2,324	2,389	205	1,398	1,587	237
Equity / index contracts
Forwards	24	36	3	29	32	4
Swaps	14	14	1	11	11	1
Over-the-counter (OTC) options	70	70	2	65	65	1
Exchange-traded options	451	451	0	578	578	0
Total	560	572	5	683	687	6
Credit derivative contracts
Credit default swaps	16	17	2	40	46	2
Total	16	17	2	40	46	2
Commodity, precious metals and other contracts
Forwards	6	6	1	9	8	1
Swaps	15	14	1	10	9	1
Over-the-counter (OTC) options	111	111	8	133	133	8
Total	131	131	9	151	151	9
Total before netting	5,477	5,709	364	3,828	3,695	444
of which: trading derivatives	4,336	4,146		3,385	3,517
of which: fair value derived using a valuation model	4,294	4,093		3,337	3,465
of which: derivatives designated in hedge accounting relationships	1,141	1,564		443	178
of which: fair value derived using a valuation model	1,141	1,564		443	178
Netting with cash collateral payables / receivables	(276)	(161)		0	(308)
Replacement value netting	(3,797)	(3,797)		(1,928)	(1,928)
Total after netting	1,404	1,752		1,901	1,459
of which: with central clearing counterparties	3	3		0	0
of which: with bank and broker-dealer counterparties	134	323		263	532
of which: other client counterparties	1,267	1,426		1,637	927
1 Includes forward rate agreements.

UBS Switzerland AG standalone financial statements (audited)                                                                                                                                          15

Note 12a  Financial investments by instrument type

	31.12.22		31.12.21
CHF m	Carrying amount	Fair value	Carrying amount	Fair value
Debt instruments	9,709	9,431	9,003	9,078
of which: held to maturity	6,312	6,033	4,486	4,559
of which: available for sale	3,397	3,397	4,517	4,519
Equity instruments	4	12	9	23
Property	14	14	19	19
Total financial investments	9,728	9,457	9,030	9,119
of which: securities eligible for repurchase transactions in accordance with liquidity regulations[1]	9,037	8,898	9,001	9,076
1 Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank (SNB) or other central banks.

Note 12b  Financial investments by counterparty rating – debt instruments

CHF m	31.12.22	31.12.21
Internal UBS rating[1]
0–1	8,331	7,363
2–3	1,378	1,641
4–5	0	0
6–8	0	0
9–13	0	0
Non-rated	0	0
Total financial investments	9,709	9,003
1 Refer to Note 21 for more information.

Note 13  Investments in subsidiaries and other participations

CHF m	31.12.22	31.12.21
Historical cost
Balance at the beginning of the year	105	104
Additions	15	1
Reductions	(5)	0
Balance at the end of the year	115	105
Accumulated value adjustments and changes in book value
Balance at the beginning of the year	(9)	(9)
Balance at the end of the year	(9)	(9)
Net book value
Book value at the beginning of the year	96	95
Book value at the end of the year	106	96
of which: without market value	106	96
of which: other participations	87	73
of which: Pfandbriefbank	74	63
of which: Twint AG	8	8
of which: Houzy AG	5	2
of which: subsidiaries	18	23

Note 14  Companies in which the bank holds a permanent direct or indirect significant participation

			31.12.22
Company name	Domicile	Primary business division	Share capital in thousand		Share of capital (in %)	Share of votes (in %)	Held directly in thousand	Held indirectly
UBS Card Center AG	Switzerland	Personal & Corporate Banking	CHF	100	100	100	100	–
UBS Hypotheken AG	Switzerland	Personal & Corporate Banking	CHF	100	98	98	98	–
TopCard Service AG	Switzerland	Personal & Corporate Banking	CHF	150	100	100	150	–
TWINT AG	Switzerland	Personal & Corporate Banking	CHF	12,750	11	11	1,462	–
Houzy AG	Switzerland	Personal & Corporate Banking	CHF	598	33	33	197	–
Pfandbriefbank schweizerischer Hypothekarinstitute AG	Switzerland	Personal & Corporate Banking	CHF	1,100,000	9	9	98,267	–

UBS Switzerland AG standalone financial statements (audited)                                                                                                                                          16

Note 15  Property, equipment and software

At historical cost less accumulated depreciation
CHF m	IT hardware and communication	Internally generated software	Other machines and equipment	Projects in progress[1]	31.12.22	31.12.21
Historical cost
Balance at the beginning of the year	8	681	110	169	968	657
Additions	1	156	4	266	427	313
Disposals / write-offs[2]	0	(2)	0	0	(3)	(2)
Reclassifications	0	347	0	(347)	0	0
Balance at the end of the year	9	1,181	113	88	1,392	968
Accumulated depreciation
Balance at the beginning of the year	6	166	97		269	184
Depreciation	2	159	6		166	86
Disposals / write-offs[2]	0	(2)	0		(3)	(2)
Balance at the end of the year	8	322	102		432	269

Net book value
Net book value at the beginning of the year	2	516	12	169	699	473
Net book value at the end of the year	1	860	11	88	960	699
1 Entirely related to Internally generated software. 2 Includes write-offs of fully depreciated assets.

Operating lease commitments
CHF m						31.12.22
Expenses for operating leases to be recognized in:
2023						151
2024						145
2025						131
2026						56
2027						26
2028 and thereafter						91
Total commitments for minimum payments under operating leases						599

Property, equipment and software are depreciated on a straight-line basis over their useful life, which is between 3 and 10 years.

Note 16a  Other assets

CHF m	31.12.22	31.12.21
Deferral position for hedging instruments	531	0
Settlement and clearing accounts	886	289
VAT and other indirect tax receivables	12	13
Other	88	93
of which: other receivables due from UBS Group AG and subsidiaries in the UBS Group	67	78
Total other assets[1]	1,516	395
1 Includes components of Settlement and clearing accounts and Other of CHF 953m within the scope of ECL as of 31 December 2022 (CHF 376m as of 31 December 2021). Refer to Note 9d for more information.

Note 16b  Other liabilities

CHF m	31.12.22	31.12.21
Deferral position for hedging instruments	0	213
Settlement and clearing accounts	526	960
VAT and other indirect tax payables	155	163
Other	704	536
of which: other payables due to UBS Group AG and subsidiaries in the UBS Group	325	345
Total other liabilities	1,384	1,872

UBS Switzerland AG standalone financial statements (audited)                                                                                                                                          17

Note 17  Pledged assets1

	31.12.22		31.12.21
CHF m	Carrying amount of pledged assets	Effective commitment	Carrying amount of pledged assets	Effective commitment
Mortgage loans[2]	12,035	8,388	14,010	9,915
Due from customers[3]	1,109	1,125	1,668	1,606
Total pledged assets	13,144	9,513	15,678	11,521

1 Excluding securities financing transactions. Refer to Note 7 for more information on securities financing transactions.    2 These pledged mortgage loans serve as collateral for existing liabilities against Swiss central mortgage institutions and for existing covered bond issuances. Of these pledged mortgage loans, approximately CHF 2.0bn as of 31 December 2022 (approximately CHF 1.6bn as of 31 December 2021) could be withdrawn or used for future liabilities or covered bond issuances without breaching existing collateral requirements.    3 Related to COVID-19 loans granted under the program established by the Swiss Federal Council pledged to the Swiss National Bank.

Note 18  Maturity structure of financial instruments

CHF m	At sight	Cancellable	Due within 1 month	Due between 1 and 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Perpetual / Not applicable	Total

Assets
Cash and balances at central banks	78,071	0		0	0	0	0	0	78,071
Due from banks	1,983	0	413	432	506	18	79	0	3,431
Receivables from securities financing transactions	0	104	455	143	132	0	0	0	835
Due from customers	67	10,964	14,344	6,818	8,153	10,208	2,739	0	53,292
Mortgage loans	0	63,095	4,307	4,544	10,298	44,931	36,961	0	164,136
Trading portfolio assets	1,744	0		0	0	0	0	0	1,744
Derivative financial instruments	1,404	0		0	0	0	0	0	1,404
Financial investments	4	0	781	1,214	1,271	5,144	1,298	14	9,728
Total assets / financial instruments as of 31.12.22	83,273	74,162	20,299	13,151	20,361	60,302	41,077	14	312,640
Total assets / financial instruments as of 31.12.21	89,262	56,290	27,287	15,183	25,520	63,342	42,327	19	319,229

Liabilities
Due to banks[1]	6,057	1,151	442	10,157	56	5,000	6,267	5,393	34,522
Payables from securities financing transactions	0	195	0	34	0	0	0	0	229
Due to customers	185,941	58,921	2,385	2,985	2,367	34	4	0	252,638
Trading portfolio liabilities	170	0	0	0	0	0	0	0	170
Derivative financial instruments	1,752	0	0	0	0	0	0	0	1,752
Loans from central mortgage institutions		0	81	173	667	3,963	3,422	0	8,305
Total liabilities / financial instruments as of 31.12.22	193,919	60,266	2,908	13,349	3,090	8,997	9,693	5,393	297,615
Total liabilities / financial instruments as of 31.12.21	211,841	58,579	1,117	6,489	619	11,649	7,038	5,387	302,721
1 Due to banks with maturity above one year and Perpetual mainly relates to loss-absorbing capacity-eligible positions.

UBS Switzerland AG standalone financial statements (audited)                                                                                                                                          18

Note 19  Assets and liabilities by domestic and foreign origin in accordance with the domicile principle

	31.12.22		31.12.21
CHF m	Domestic	Foreign	Domestic	Foreign

Assets
Cash and balances at central banks	78,071	0	82,990	0
Due from banks	549	2,882	437	3,513
Receivables from securities financing transactions	200	635	2,600	2,358
Due from customers	25,215	28,077	24,136	30,862
Mortgage loans	164,135	1	159,567	2
Trading portfolio assets	1,641	102	1,781	52
Derivative financial instruments	820	584	1,071	829
Financial investments	1,428	8,300	559	8,471
Accrued income and prepaid expenses	263	173	110	126
Investments in subsidiaries and other participations	106	0	96	0
Property, equipment and software	960	0	699	0
Other assets	956	560	366	28
Total assets	274,343	41,314	274,413	46,242

Liabilities
Due to banks	30,610	3,912	26,963	3,664
Payables from securities financing transactions	12	217	79	400
Due to customers	202,375	50,262	196,678	64,514
Trading portfolio liabilities	39	130	23	316
Derivative financial instruments	1,061	691	733	726
Loans from central mortgage institutions	8,305	0	8,624	0
Accrued expenses and deferred income	916	27	1,035	21
Other liabilities	1,310	74	1,804	69
Provisions	201	20	259	11
Total liabilities	244,829	55,334	236,197	69,722

Equity
Share capital	10	0	10	0
General reserve	11,354	0	11,354	0
Voluntary earnings reserve	1,423	0	921	0
Net profit / (loss) for the period	2,707	0	2,452	0
Total equity	15,493	0	14,736	0
Total liabilities and equity	260,323	55,334	250,933	69,722

Note 20  Total assets by geographic location

	31.12.22		31.12.21
	CHF m	%	CHF m	%

Assets
Switzerland	274,343	87	274,413	86
Europe, Middle East and Africa	27,406	9	30,572	10
of which: Qatar	4,082	1	2,989	1
of which: Luxembourg	2,159	1	2,928	1
of which: France	2,147	1	1,441	0
of which: United Kingdom	1,920	1	2,684	1
of which: Germany	1,871	1	3,137	1
Americas	11,096	4	13,267	4
of which: United States	3,916	1	5,001	2
of which: British Virgin Islands	2,402	1	3,274	1
Asia Pacific	2,812	1	2,404	1
of which: Singapore	959	0	654	0
of which: China	411	0	406	0
Total assets	315,657	100	320,656	100

UBS Switzerland AG standalone financial statements (audited)                                                                                                                                          19

Note 21  Country risk of total assets

The table below provides a breakdown of total non-Swiss assets by credit rating. These credit ratings reflect the sovereign credit rating of the country to which the ultimate risk of the underlying asset is related. The ultimate country of risk for unsecured loan positions is the domicile of the immediate borrower or, in the case of a legal entity, the domicile of the ultimate parent entity. For collateralized or guaranteed positions, the ultimate country of risk is the domicile of the provider of the collateral or guarantor or, if applicable, the domicile of the ultimate parent entity of the provider of the collateral or guarantor.

For mortgage loans, the ultimate country of risk is the country where the real estate is located. Similarly, the ultimate country of risk for property and equipment is the country where the property and equipment are located. Assets for which Switzerland is the ultimate country of risk are provided separately in order to reconcile them to total balance sheet assets.

›    Refer to the “Risk management and control” section of the UBS Group AG Annual Report 2022 for more information

						31.12.22		31.12.21
Classification	Internal UBS rating	Description	Moody’s Investors Service	Standard & Poor’s	Fitch	CHF m	%	CHF m	%
Low risk	0 and 1	Investment grade	Aaa	AAA	AAA	21,078	7	22,812	7
	2		Aa1 to Aa3	AA+ to AA–	AA+ to AA–	6,203	2	8,994	3
Medium risk	3		A1 to A3	A+ to A–	A+ to A–	8,287	3	5,107	2
	4		Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	814	0	4,201	1
	5		Baa3	BBB–	BBB–	813	0	973	0
High risk	6	Sub-investment grade	Ba1	BB+	BB+	210	0	607	0
	7		Ba2	BB	BB	78	0	75	0
	8		Ba3	BB–	BB–	286	0	210	0
	9		B1	B+	B+	282	0	201	0
Very high risk	10		B2	B	B	457	0	595	0
	11		B3	B–	B–	170	0	110	0
	12		Caa1 to Caa2	CCC+ to CCC	CCC+ to CCC	21	0	21	0
	13		Caa3 to C	CCC- to C	CCC- to C	75	0	35	0
Distressed	Default	Defaulted		D	D	8	0	14	0
Subtotal						38,782	12	43,953	14
Switzerland						276,875	88	276,702	86
Total assets						315,657	100	320,656	100

UBS Switzerland AG standalone financial statements (audited)                                                                                                                                          20

Note 22  Assets and liabilities by the most significant currencies for the bank

	31.12.22
CHF m	CHF	USD	EUR	GBP	Other	Total

Assets
Cash and balances at central banks	77,916	9	138	4	5	78,071
Due from banks	365	1,965	699	32	369	3,431
Receivables from securities financing transactions	579	38	216	2	0	835
Due from customers	17,781	18,238	15,436	610	1,227	53,292
Mortgage loans	161,370	2,728	38	0	1	164,136
Trading portfolio assets	66	67	18	6	1,587	1,744
Derivative financial instruments	1,404	0	0	0	0	1,404
Financial investments	1,777	4,964	2,862	125	0	9,728
Accrued income and prepaid expenses	247	129	53	3	4	436
Investments in subsidiaries and other participations	106	0	0	0	0	106
Property, equipment and software	960	0	0	0	0	960
Other assets	1,095	309	96	3	14	1,516
Total assets shown on the balance sheet	263,665	28,446	19,555	785	3,206	315,657
Delivery entitlements from spot exchange, forward forex and forex options transactions	17,120	24,827	14,731	5,743	6,923	69,344
Total assets	280,785	53,273	34,285	6,527	10,130	385,001

Liabilities
Due to banks	30,295	2,185	771	164	1,107	34,522
Payables from securities financing transactions	16	188	25	0	0	229
Due to customers	181,125	32,138	29,485	4,139	5,749	252,638
Trading portfolio liabilities	24	66	71	6	2	170
Derivative financial instruments	1,752	0	0	0	0	1,752
Loans from central mortgage institutions	8,303	2	0	0	0	8,305
Accrued expenses and deferred income	871	63	8	1	1	943
Other liabilities	870	295	160	25	35	1,384
Provisions	180	22	19	0	0	221
Total liabilities shown on the balance sheet	223,435	34,960	30,540	4,335	6,894	300,164

Equity
Share capital	10	0	0	0	0	10
General reserve	11,354	0	0	0	0	11,354
Voluntary earning reserve	1,423	0	0	0	0	1,423
Net profit / (loss) for the period	2,707	0	0	0	0	2,707
Total equity shown on the balance sheet	15,493	0	0	0	0	15,493
Total liabilities and equity shown on the balance sheet	238,929	34,960	30,540	4,335	6,894	315,657
Delivery obligations from spot exchange, forward forex and forex options transactions	17,005	25,090	14,727	5,619	6,902	69,344
Total equity and liabilities	255,934	60,050	45,267	9,954	13,796	385,001
Net position per currency as of 31.12.22	24,852	(6,777)	(10,982)	(3,427)	(3,666)	0
Net position per currency as of 31.12.21	39,706	(17,777)	(13,291)	(4,031)	(4,607)	0

UBS Switzerland AG standalone financial statements (audited)                                                                                                                                          21

Note 23  Loans from central mortgage institutions

Contractual maturity of carrying amount
CHF m	2023	2024	2025	2026	2027	Thereafter	Total 31.12.22	Total 31.12.21
Non-subordinated debt
Fixed-rate	920	975	1,068	952	967	3,422	8,305	8,624
Interest rates (range in %)	0.1–5.1	0.1–2.4	0.2–1.8	0.3–2.8	0.1–2.6	0.1–2.7
Total	920	975	1,068	952	967	3,422	8,305	8,624

Note 24a  Share capital

	31.12.22			31.12.21
	Nominal value in CHF	Number of shares	of which: dividend bearing	Nominal value in CHF	Number of shares	of which: dividend bearing
Share capital[1]	10,000,000	100,000,000	100,000,000	10,000,000	100,000,000	100,000,000
of which: shares outstanding	10,000,000	100,000,000	100,000,000	10,000,000	100,000,000	100,000,000
1 Registered shares issued.

UBS Switzerland AG’s share capital is fully paid up. Each share has a nominal value of CHF 0.10 and entitles the holder to one vote at the meeting of the shareholders of UBS Switzerland AG, if entered into the share register as having the right to vote, as well as a proportionate share of distributed dividends. UBS Switzerland AG does not apply any restrictions or limitations on the transferability of shares.

Non-distributable reserves

Non-distributable reserves consist of 50% of the share capital of UBS Switzerland AG, amounting to CHF 5m as of 31 December 2022.

Note 24b  Significant shareholders

The sole direct shareholder of UBS Switzerland AG is UBS AG, which holds 100% of UBS Switzerland AG shares. These shares are entitled to voting rights. Indirect shareholders of UBS Switzerland AG, who do not have voting rights, include UBS Group AG, which holds 100% of UBS AG shares. Included in the table below are also direct shareholders of UBS Group AG (acting in their own name or in their capacity as nominees for other investors or beneficial owners) that were registered in the UBS Group AG share register with 3% or more of the share capital of UBS Group AG as of 31 December 2022 or as of 31 December 2021.

The shares and share capital of UBS Switzerland AG held by indirect shareholders shown in the table below represent their relative holding of UBS Group AG shares. They do not have voting rights in UBS Switzerland AG.

›    Refer to Note 24 of the UBS Group AG standalone financial statements in the UBS Group AG Annual Report 2022 for more information about significant shareholders of UBS Group AG

	31.12.22		31.12.21
CHF m, except where indicated	Share capital held	Shares held (%)	Share capital held	Shares held (%)
Significant direct shareholder of UBS Switzerland AG
UBS AG	10	100	10	100
Significant indirect shareholders of UBS Switzerland AG
UBS Group AG	10	100	10	100
Chase Nominees Ltd., London	1	9	1	9
DTC (Cede & Co.), New York[1]	1	7	1	6
Nortrust Nominees Ltd., London	0	4	0	5
1 DTC (Cede & Co.), New York, “The Depository Trust Company,” is a US securities clearing organization.

UBS Switzerland AG standalone financial statements (audited)                                                                                                                                          22

Note 25  Swiss pension plan

a) Liabilities related to Swiss pension plan
CHF m	31.12.22	31.12.21
Provision for Swiss pension plan	0	0
Bank accounts at UBS and UBS debt instruments held by Swiss pension fund	166	94
UBS derivative financial instruments held by Swiss pension fund	48	64
Total liabilities related to Swiss pension plan	215	157

b) Swiss pension plan
	As of or for the year ended
CHF m	31.12.22	31.12.21
Pension plan surplus[1]	2,064	3,701
Economic benefit / (obligation) of UBS Switzerland AG	0	0
Change in economic benefit / (obligation) recognized in the income statement	0	0
Employer contributions in the period recognized in the income statement	275	295
Performance awards-related employer contributions accrued	24	25
Total pension expense recognized in the income statement within Personnel expenses	299	320

1 The pension plan surplus is determined in accordance with FER 26 and consists of the reserve for the fluctuation in asset value. The surplus did not represent an economic benefit for UBS Switzerland AG in accordance with FER 16 both as of 31 December 2022 and 31 December 2021. Refer to Note 2 for more information.

The Swiss pension plan had no employer contribution reserve both as of 31 December 2022 and 31 December 2021.

Note 26  Related parties

Transactions with related parties are conducted at internally agreed transfer prices, at arm’s length or, with respect to loans, fixed advances and mortgages to non-independent members of the governing bodies in the ordinary course of business, on substantially the same terms and conditions that are available to other employees, including interest rates and collateral, and neither involve more than the normal risk of collectability nor contain any other unfavorable features for the firm. Independent members of the governing bodies are granted loans and mortgages in the ordinary course of business at general market conditions.

	31.12.22		31.12.21
CHF m	Amounts due from	Amounts due to	Amounts due from	Amounts due to
Qualified shareholders[1]	3,237	30,434	4,966	25,931
of which: due from / to banks	3,057	29,437	3,741	24,677
of which: receivables / payables from securities financing transactions	0	0	908	30
of which: due from / to customers	53	564	55	460
Subsidiaries[2]	183	63	138	27
of which: due from / to customers	182	63	137	27
Affiliated entities[3]	388	698	329	1,185
of which: due from / to banks	321	165	251	684
of which: due from / to customers	9	310	5	269
Members of governing bodies[4]	45		52
External auditors		1		1
Other related parties	195	81	228	114

1 Qualified shareholders of UBS Switzerland AG are UBS Group AG and UBS AG.    2 Subsidiaries of UBS Switzerland AG are UBS Card Center AG, TopCard Service AG and UBS Hypotheken AG.    3 Affiliated entities of UBS Switzerland AG are all direct and indirect subsidiaries of UBS Group AG including subsidiaries of UBS AG.    4 Members of governing bodies consist of the members of the Board of Directors and Group Executive Board of UBS Group AG and the members of the Board of Directors and Executive Board of UBS Switzerland AG and UBS AG.

UBS Switzerland AG standalone financial statements (audited)                                                                                                                                          23

Note 27  Fiduciary transactions

CHF m	31.12.22	31.12.21
Fiduciary deposits	45,599	21,873
of which: placed with third-party banks	21,824	6,602
of which: placed with subsidiaries and affiliated entities	23,774	15,271
Fiduciary loans	356	184
Total fiduciary transactions	45,954	22,057

Fiduciary transactions encompass customer deposits and loans transactions entered into or granted by UBS Switzerland AG that result in holding or placing assets and liabilities on behalf of individuals, trusts, defined benefit plans and other institutions. Unless the recognition criteria for the assets and liabilities are satisfied, these assets and liabilities and the related income and expense are excluded from UBS Switzerland AG’s balance sheet and income statement, but are disclosed in this Note as off-balance sheet fiduciary transactions. Client deposits that are initially placed as fiduciary transactions with UBS Switzerland AG may be recognized on UBS Switzerland AG’s balance sheet in situations in which the deposit is subsequently placed within UBS Switzerland AG. In such cases, these deposits are not reported in the table above.

Note 28a  Invested assets and net new money

	As of or for the year ended
CHF bn	31.12.22	31.12.21
Discretionary assets	109	130
Other invested assets	535	585
Total invested assets (double counts included)	644	715
of which: double counts	0	1
Net new money (double counts included)	33	23

Note 28b  Development of invested assets

CHF bn	31.12.22	31.12.21
Total invested assets (including double counts) at the beginning of the year	715	648
Net new money inflows / (outflows)	33	23
Market movements (including dividends and interests)	(84)	52
Currency effects	(6)	2
Other effects	(14)	(9)
of which: acquisitions / (divestments)	0	0
Total invested assets (including double counts) at the end of the year	644	715

›    Refer to Note 31 of the UBS Group AG consolidated financial statements in the UBS Group AG Annual Report 2022 for more information

UBS Switzerland AG standalone financial statements (audited)                                                                                                                                          24

EY
Building a better working world

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
CH-4002 Basle

Phone: +41 58 286 86 86
www.ey.com/ch

To the General Meeting of
UBS Switzerland AG, Zurich

Basel, 3 March 2023

Report of the statutory auditor

Report on the audit of the financial statements

Opinion
We have audited the financial statements of UBS Switzerland AG (the Company), which comprise the statement of financial position as at 31 December 2022, the statement of income for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements comply with Swiss law and the Company's articles of incorporation.

Basis for opinion
We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's responsibilities for the audit of the financial statements" section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other information
The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report but does not include the statements and our auditor's report thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements, or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

UBS Switzerland AG standalone financial statements (audited)                                                                                                                                          25

EY
Building a better working world

Page 2

Board of Directors' responsibilities for the financial statements
The Board of Directors is responsible for the preparation of the financial statements in accordance with the applicable financial reporting framework for banks, the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern, and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on EXPERTsuisse's website at: https://www.expertsuisse.ch/en/audit-report. This description forms an integral part of our report.

In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of the financial statements according to the instructions of the Board of Directors.

Furthermore, we confirm that the proposed appropriation of available earnings complies with Swiss law and the Company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Ernst & Young Ltd

Licensed audit expert
(Auditor in charge)

Licensed audit expert

UBS Switzerland AG standalone financial statements (audited)                                                                                                                                          26

UBS Switzerland AG standalone regulatory information

UBS Switzerland AG standalone regulatory information

Key metrics of the fourth quarter of 2022

Quarterly | The table below is based on Basel Committee on Banking Supervision (BCBS) Basel III rules and International Financial Reporting Standards (IFRS).

During the fourth quarter of 2022, common equity tier 1 (CET1) capital increased by CHF 0.1bn to CHF 12.6bn, mainly driven by operating profit, largely offset by additional accruals for dividends.

Total risk-weighted assets (RWA) decreased by CHF 2.0bn to CHF 107.2bn, reflecting a decrease of CHF 0.6bn from pre-floor RWA and a decrease of CHF 1.4bn from the floor adjustment, mainly due to decreases from Lombard lending, securities financing transactions (SFTs), and derivatives.

Leverage ratio exposure decreased by CHF 2.5bn to CHF 332.3bn, mainly due to lower derivatives and SFTs.

The quarterly average liquidity coverage ratio (the LCR) increased by 1.3 percentage points to 142.4%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA). The average LCR increase was driven by lower average net cash outflows of CHF 0.6bn to CHF 62.4bn due to lower net outflows from SFTs. Average high-quality liquid assets slightly decreased by CHF 0.1bn to CHF 88.9bn.

As of 31 December 2022, the net stable funding ratio (the NSFR) decreased by 4.5 percentage points to 136.6%, remaining above the prudential requirement communicated by FINMA. The movement in the NSFR was driven by an increase in required stable funding of CHF 3.5bn to CHF 162.3bn, mainly due to higher loans to customers, and a decrease in available stable funding of CHF 2.5bn to CHF 221.7bn, mainly driven by lower customer deposits.

UBS Switzerland AG standalone regulatory information                                                                                                                                                  27

KM1: Key metrics
CHF m, except where indicated
		31.12.22	30.9.22	30.6.22	31.3.22	31.12.21
Available capital (amounts)
1	Common Equity Tier 1 (CET1)[1]	12,586	12,520	12,718	12,786	12,609
1a	Fully loaded ECL accounting model CET1	12,586	12,520	12,717	12,785	12,608
2	Tier 1[1]	17,978	17,939	18,124	18,178	17,996
2a	Fully loaded ECL accounting model Tier 1	17,978	17,939	18,123	18,178	17,995
3	Total capital[1]	17,978	17,939	18,124	18,178	17,996
3a	Fully loaded ECL accounting model total capital	17,978	17,939	18,123	18,178	17,995
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	107,208	109,163	107,344	108,071	106,399
4a	Minimum capital requirement[2]	8,577	8,733	8,588	8,646	8,512
4b	Total risk-weighted assets (pre-floor)	97,662	98,242	96,583	95,858	93,437
Risk-based capital ratios as a percentage of RWA
5	CET1 ratio (%)[1]	11.74	11.47	11.85	11.83	11.85
5a	Fully loaded ECL accounting model CET1 ratio (%)	11.74	11.47	11.85	11.83	11.85
6	Tier 1 ratio (%)[1]	16.77	16.43	16.88	16.82	16.91
6a	Fully loaded ECL accounting model Tier 1 ratio (%)	16.77	16.43	16.88	16.82	16.91
7	Total capital ratio (%)[1]	16.77	16.43	16.88	16.82	16.91
7a	Fully loaded ECL accounting model total capital ratio (%)	16.77	16.43	16.88	16.82	16.91
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.02	0.02	0.02	0.02	0.02
9a	Additional countercyclical buffer for Swiss mortgage loans (%)	0.75	0.74
10	Bank G-SIB and / or D-SIB additional requirements (%)[3]
11	Total of bank CET1 specific buffer requirements (%)[4]	2.52	2.52	2.52	2.52	2.52
12	CET1 available after meeting the bank’s minimum capital requirements (%)	7.24	6.97	7.35	7.33	7.35
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	332,280	334,765	340,969	346,097	339,788
14	Basel III leverage ratio (%)[1]	5.41	5.36	5.32	5.25	5.30
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)	5.41	5.36	5.32	5.25	5.30
Liquidity coverage ratio (LCR)[5]
15	Total high-quality liquid assets (HQLA)	88,889	89,016	93,651	94,850	91,304
16	Total net cash outflow	62,437	63,082	66,248	66,962	64,084
16a	of which: cash outflows	84,826	85,858	90,247	91,396	88,771
16b	of which: cash inflows	22,389	22,776	23,999	24,434	24,687
17	LCR (%)	142.41	141.15	141.42	141.72	142.57
Net stable funding ratio (NSFR)[6]
18	Total available stable funding	221,689	224,149	225,178	228,789	225,239
19	Total required stable funding	162,306	158,853	156,232	159,876	158,072
20	NSFR (%)	136.59	141.10	144.13	143.10	142.49

1 As of 1 July 2022, our capital amounts exclude the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 Swiss SRB going and gone concern requirements and information for UBS Switzerland AG are provided below.    4 Excludes non-BCBS capital buffer requirements for risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland.    5 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows. Calculated based on an average of 63 data points in the fourth quarter of 2022 and 66 data points in the third quarter of 2022. For the prior-quarter data points, refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    6 UBS Switzerland AG is required to maintain a minimum NSFR of at least 100% on an ongoing basis as defined by Art. 17h para. 1 of the Liquidity Ordinance. A portion of the excess funding is needed to fulfill the NSFR requirement of UBS AG.

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Swiss SRB going and gone concern requirements and information

Quarterly | UBS Switzerland AG is considered a systemically relevant bank (an SRB) under Swiss banking law and is subject to capital regulations on a standalone basis. As of 31 December 2022, the going concern capital and leverage ratio requirements for UBS Switzerland AG standalone were 15.07% (including a countercyclical buffer of 0.77%) and 5.00%, respectively.

The Swiss SRB framework and requirements applicable to UBS Switzerland AG standalone are the same as those applicable to UBS Group AG consolidated, with the exception of a lower gone concern requirement, corresponding to 62% of the Group’s gone concern requirement (before applicable reductions).

The gone concern requirements were 8.87% for the RWA-based requirement and 3.10% for the leverage ratio denominator-based requirement.

›    Refer to “Additional information” in the “Capital, liquidity and funding, and balance sheet” section of the UBS Group AG Annual Report 2022 for more information about the joint liability of UBS AG and UBS Switzerland AG

Swiss SRB going and gone concern requirements and information
As of 31.12.22	RWA		LRD
CHF m, except where indicated	in %		in %
Required going concern capital
Total going concern capital	15.07[1]	16,161	5.00[1]	16,614
Common equity tier 1 capital	10.77	11,551	3.50	11,630
of which: minimum capital	4.50	4,824	1.50	4,984
of which: buffer capital	5.50	5,896	2.00	6,646
of which: countercyclical buffer	0.77	830
Maximum additional tier 1 capital	4.30	4,610	1.50	4,984
of which: additional tier 1 capital	3.50	3,752	1.50	4,984
of which: additional tier 1 buffer capital	0.80	858

Eligible going concern capital
Total going concern capital	16.77	17,978	5.41	17,978
Common equity tier 1 capital	11.74	12,586	3.79	12,586
Total loss-absorbing additional tier 1 capital	5.03	5,393	1.62	5,393
of which: high-trigger loss-absorbing additional tier 1 capital	5.03	5,393	1.62	5,393

Required gone concern capital[2]
Total gone concern loss-absorbing capacity	8.87	9,505	3.10	10,301
of which: base requirement	7.97	8,548	2.79	9,271
of which: additional requirement for market share and LRD	0.89	957	0.31	1,030

Eligible gone concern capital
Total gone concern loss-absorbing capacity	10.51	11,267	3.39	11,267
TLAC-eligible senior unsecured debt	10.51	11,267	3.39	11,267

Total loss-absorbing capacity
Required total loss-absorbing capacity	23.94	25,666	8.10	26,915
Eligible total loss-absorbing capacity	27.28	29,245	8.80	29,245

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		107,208
Leverage ratio denominator				332,280

1 Includes applicable add-ons of 1.44% for RWA and 0.50% for LRD.    2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

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Swiss SRB loss-absorbing capacity

Quarterly |

Swiss SRB going and gone concern information
CHF m, except where indicated	31.12.22	30.9.22	31.12.21

Eligible going concern capital
Total going concern capital	17,978	17,939	17,996
Total tier 1 capital	17,978	17,939	17,996
Common equity tier 1 capital	12,586	12,520	12,609
Total loss-absorbing additional tier 1 capital	5,393	5,419	5,387
of which: high-trigger loss-absorbing additional tier 1 capital	5,393	5,419	5,387

Eligible gone concern capital
Total gone concern loss-absorbing capacity	11,267	11,336	10,853
TLAC-eligible senior unsecured debt	11,267	11,336	10,853

Total loss-absorbing capacity
Total loss-absorbing capacity	29,245	29,275	28,849

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	107,208	109,163	106,399
Leverage ratio denominator	332,280	334,765	339,788

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	16.8	16.4	16.9
of which: common equity tier 1 capital ratio	11.7	11.5	11.9
Gone concern loss-absorbing capacity ratio	10.5	10.4	10.2
Total loss-absorbing capacity ratio	27.3	26.8	27.1

Leverage ratios (%)
Going concern leverage ratio	5.4	5.4	5.3
of which: common equity tier 1 leverage ratio	3.8	3.7	3.7
Gone concern leverage ratio	3.4	3.4	3.2
Total loss-absorbing capacity leverage ratio	8.8	8.7	8.5

Leverage ratio information

Swiss SRB leverage ratio denominator
CHF bn	31.12.22	30.9.22	31.12.21
Leverage ratio denominator
Swiss GAAP total assets	315.7	318.0	320.7
Difference between Swiss GAAP and IFRS total assets	4.6	6.0	2.9
Less derivatives and SFTs[1]	(7.5)	(12.2)	(9.6)
On-balance sheet exposures (excluding derivatives and SFTs)	312.7	311.8	313.9
Derivatives	3.6	5.7	4.3
Securities financing transactions	1.0	2.5	5.4
Off-balance sheet items	15.1	15.0	16.5
Items deducted from Swiss SRB tier 1 capital	(0.2)	(0.2)	(0.3)
Total exposures (leverage ratio denominator)	332.3	334.8	339.8

1 The exposures consist of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from SFTs, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to SFTs. These exposures are presented separately under Derivatives and Securities financing transactions in this table.

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Capital instruments

Quarterly |

Capital instruments of UBS Switzerland AG – key features
Presented according to issuance date.
		Share capital	Additional tier 1 capital
1	Issuer	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	–	–
3	Governing law(s) of the instrument	Swiss	Swiss
3a	Means by which enforceability requirement of Section 13 of the TLAC Term Sheet is achieved (for other TLAC-eligible instruments governed by foreign law)	n/a	n/a
Regulatory treatment
4	Transitional Basel III rules[1]	CET1 – going concern capital	Additional tier 1 capital
5	Post-transitional Basel III rules[2]	CET1 – going concern capital	Additional tier 1 capital
6	Eligible at solo / group / group and solo	UBS Switzerland AG consolidated and standalone	UBS Switzerland AG consolidated and standalone
7	Instrument type (types to be specified by each jurisdiction)	Ordinary shares	Loan[3]
8	Amount recognized in regulatory capital (currency in millions, as of most recent reporting date)[1]	CHF 10.0	CHF 1,000	CHF 825	USD 425	CHF 475	CHF 500	CHF 700	CHF 675	CHF 825
9	Par value of instrument (currency in millions)	CHF 10.0	CHF 1,000	CHF 825	USD 425	CHF 475	CHF 500	CHF 700	CHF 675	CHF 825
10	Accounting classification[4]	Equity attributable to UBS Switzerland AG shareholders	Due to banks held at amortized cost
11	Original date of issuance	–	18 December 2017	12 December 2018	12 December 2018	11 December 2019	29 October 2020	11 March 2021	2 June 2021	2 June 2021
12	Perpetual or dated	–	Perpetual
13	Original maturity date	–	–
14	Issuer call subject to prior supervisory approval	–	Yes

UBS Switzerland AG standalone regulatory information                                                                                                                                                           31

Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.
		Share capital	Additional tier 1 capital
15	Optional call date, contingent call dates and redemption amount	–	First optional repayment date: 18 December 2022	First optional repayment date: 12 December 2023	First optional repayment date: 12 December 2023	First optional repayment date: 11 December 2024	First optional repayment date: 29 October 2025	First optional repayment date: 11 March 2026	First optional repayment date: 2 June 2026	First optional repayment date: 2 June 2028
Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.

Repayable on the first optional repayment date or on any of every second interest payment date thereafter.

Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.

Repayable on the first optional repayment date or on any interest payment date thereafter.

Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.

16	Subsequent call dates, if applicable	–	Early repayment possible due to a tax or regulatory event. Repayment due to a tax event subject to FINMA approval. Repayment amount: principal amount, together with accrued and unpaid interest.

UBS Switzerland AG standalone regulatory information                                                                                                                                                           32

Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.
		Share capital	Additional tier 1 capital
Coupons
17	Fixed or floating dividend / coupon	–	Floating
18	Coupon rate and any related index	–	3-month SARON Compound + 250 bps per annum quarterly	3-month SARON Compound + 489 bps per annum quarterly	3-month SOFR Compound + 561 bps per annum quarterly	3-month SARON Compound + 433 bps per annum quarterly	3-month SARON Compound + 397 bps per annum quarterly	3-month SARON Compound + 337 bps per annum quarterly	3-month SARON Compound + 307 bps per annum quarterly	3-month SARON Compound + 308 bps per annum quarterly
19	Existence of a dividend stopper	–	No
20	Fully discretionary, partially discretionary or mandatory	Fully discretionary	Fully discretionary
21	Existence of step-up or other incentive to redeem	–	No
22	Non-cumulative or cumulative	Non-cumulative	Non-cumulative
23	Convertible or non-convertible	–	Non-convertible
24	If convertible, conversion trigger(s)	–	–
25	If convertible, fully or partially	–	–
26	If convertible, conversion rate	–	–
27	If convertible, mandatory or optional conversion	–	–
28	If convertible, specify instrument type convertible into	–	–
29	If convertible, specify issuer of instrument it converts into	–	–
30	Write-down feature	–	Yes
31	If write-down, write-down trigger(s)	–	Trigger: CET1 ratio is less than 7%

FINMA determines a write-down necessary to ensure UBS Switzerland AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure UBS Switzerland AG’s viability. Subject to applicable conditions.

32	If write-down, fully or partially	–	Fully
33	If write-down, permanent or temporary	–	Permanent
34	If temporary write-down, description of write-up mechanism	–	–
34a	Type of subordination	Statutory	Contractual
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument in the insolvency creditor hierarchy of the legal entity concerned)

Unless otherwise stated in the articles of association, once debts are paid back, the assets of the liquidated company are divided between the shareholders pro rata based on their contributions and considering the preferences attached to certain categories of shares (Art. 745, Swiss Code of Obligations)

Subject to any obligations that are mandatorily preferred by law, each obligation of UBS Switzerland AG that is unsubordinated or is subordinated and not ranked junior (such as all classes of share capital) or at par (such as tier 1 instruments)

36	Non-compliant transitioned features	–	–
37	If yes, specify non-compliant features	–	–

1 Based on Swiss SRB (including transitional arrangement) requirements.    2 Based on Swiss SRB requirements applicable as of 1 January 2020.    3 Loans granted by UBS AG, Switzerland.    4 As applied in UBS Switzerland AG‘s financial statements under Swiss GAAP.

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UBS Switzerland AG standalone regulatory information

Climate risk

Annual | Our climate strategy and governance are determined and overseen at Group level. Similarly, we identify and manage climate risks, including climate-related financial risks, in our own operations, balance sheet, client assets and supply chain on Group level.

In 2022, we made good progress on the execution of our sustainability strategy, and we will continue to advance our own efforts towards the 17 Sustainable Development Goals, recognizing that we, like our clients, have much to learn as we move forward.

Climate-related metrics for the legal entity UBS Switzerland AG are presented along with respective metrics applicable to UBS Group in the UBS Group AG Annual Report 2022.

›    Refer to “Our focus on sustainability and climate” of the “How we create value for our stakeholders” section and to “Sustainability and climate risk” of the “Risk management and control” section of the UBS Group AG Annual Report 2022 for more information

›    Refer to “Our sustainability and impact strategy” in the “Strategy” section of the Sustainability Report 2022, available from 10 March 2023 under “Annual reporting” at ubs.com/investors, for more information

UBS Switzerland AG standalone regulatory information                                                                                                                                                  34

Notice to investors | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s Annual Report 2022, available at ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

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UBS Group AG
P.O. Box
CH-8098 Zurich

ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ Christopher Castello_______

      Name: Christopher Castello

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

      Name:  David Kelly

Title:    Managing Director

UBS AG

By: _/s/ Christopher Castello_______

      Name: Christopher Castello

      Title:   Controller and Chief

                 Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

Date:  March 6, 2023